One Financial Plaza, Hartford, CT 06103 | 800.248.7971 | Virtus.com

July 9, 2020

Securities and Exchange Commission
Judiciary Plaza
100 F Street, NE
Washington, D.C. 20549
Attention: Anu Dubey, Division of Investment Management

Re: Virtus Equity Trust

File Nos. 002-16590 and 811-00945

Schedule 14A Proxy Statement

Dear Ms. Dubey:

Thank you for your telephonic comments on July 7, 2020, regarding the above-referenced Schedule 14A filing for Virtus Equity Trust (“Registrant”), filed with the Securities and Exchange Commission (the “Commission”) on June 30, 2020. Below, we describe the changes made to the registration statement in response to the Staff’s comments and provide any responses to or any supplemental explanations for such comments, as requested. These changes will be reflected in a Definitive Schedule 14A to be filed on or about July 10, 2020.

Comment 1.	In the section entitled “Information about Kayne Anderson Rudnick Investment Management, LLC,” please add disclosures required by Item 22(c)(10) of Schedule 14A with respect to the Virtus KAR Global Quality Dividend Fund.

Response 1.	We have added the requested disclosure as shown on the attached changed pages.

Comment 2.	Under the heading “Investment Strategies and Risk Changes,” please add disclosure to the introductory paragraph to highlight the differences between Rampart’s investment strategy and the proposed strategy of KAR.

Response 2.	We have added the requested disclosure as shown on the attached changed pages.

Comment 3.	Under the heading “Investment Strategies and Risk Changes,” please add disclosure to state which Principal Risks will no longer appear in the Fund’s prospectus.

Response 3.	We have updated the referenced disclosure as requested as shown on the attached changed pages.

Comment 4.	Under the heading “Investment Strategies and Risk Changes,” please consider whether the revised Market Volatility Risk principal risk description should include more specific information relating to coronavirus.

Response 4.	While only the short form of the risk was shown in the preliminary Schedule 14A, the long version of the risk includes a fulsome discussion of COVID-19. In the process of our review, however, we noticed that the short and long versions of the risk including the public health language are already included in the applicable fund’s prospectus (having been added via a supplement dated March 18, 2020). Therefore, rather than add the long version to the Schedule 14A we have removed the reference to the Market Volatility risk language being amended, as shown on the attached changed pages.

Securities distributed by VP Distributors, LLC

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (860) 263-4790. Thank you.

Best regards,

/s/ Jennifer Fromm

Jennifer Fromm

cc:	Ralph Summa

Holly van den Toorn

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